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                                                                    EXHIBIT 4.3

                            STUDIO PLUS HOTELS, INC.
                              TOP HAT SAVINGS PLAN


                                    PREAMBLE

            Studio Plus Hotels, Inc. (the "Employer"), a Virginia corporation, hereby adopts the Studio Plus Hotels, Inc. Top Hat Savings Plan (the "Plan") effective as of April 15, 1996. This Plan is an unfunded deferred compensation arrangement for a select group of management or highly compensated employees who are rendering services to the Employer.


                            ARTICLE I - DEFINITIONS

1.1 "Beneficiary" shall mean the person or persons entitled to receive the distributions, if any, payable under the Plan upon or after a Participant's death, to such person or persons as such Participant's Beneficiary. Each Participant may designate a Beneficiary by filing the proper form with the Committee. A Participant may designate one or more contingent Beneficiaries to receive any distributions after the death of a prior Beneficiary.
            A designation shall be effective upon said filing, provided that it is so filed during such Participant's lifetime, and may be changed from time to time by the Participant.

1.2 "Committee" shall mean the Plan Administration Committee of Studio Plus Hotels, Inc. which is responsible for the administration of this Plan in accordance with the provisions of the Plan as set forth in this document.

1.3 "Compensation" shall mean the total amount of earnings, including salary and bonus, paid by the Employer to an Executive or which would otherwise be paid but for a deferral election hereunder or a salary reduction election under any Section 401(k) or 125 plan.

1.4 "Deferred Compensation Account" shall mean the separate account to be established by the Employer as a book reserve to reflect the amounts deferred by a Participant under Paragraph 2.1, and matched by the Employer pursuant to Paragraph 2.5, as adjusted by earnings under Article V and as reduced by distributions or transfers under Articles III, VI and VII.

1.5         "Effective Date" shall mean April 15, 1996.

1.6 "Employer" shall mean Studio Plus Hotels, Inc., any subsidiary of Studio Plus Hotels, Inc. which has adopted the Plan with the consent of Studio Plus Hotels, Inc., or any successor or assignee of any of them.
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1.7         "Executive" shall mean any employee designated by the Employer
            Compensation Committee of the Board of Directors of Employer as a member of the group of management or highly compensated employees eligible for participation in this Plan.

1.8 "Participant" shall mean any Executive who has a right to a benefit under the Plan and a person who was such at the time of his death or termination of service and who retains, or whose Beneficiary retains, a benefit under the Plan which has not been distributed.

1.9 "Plan" shall mean the Studio Plus Hotels, Inc. Top Hat Savings Plan as described in this instrument, effective April 15, 1996, and as may be amended thereafter.

1.10 "Plan Year" shall mean the 12-consecutive month period beginning each January 1 and ending each December 31.

1.11        "Tax Qualified 401(k) Plan" shall mean the Studio Plus Hotels, Inc.
            RetirementPLUS Savings Plan as currently effective, and as may be amended in the future.

                    ARTICLE II - ELECTION FOR PARTICIPATION,
                      DEFERRALS AND MATCHING CONTRIBUTIONS

2.1 Subject to Paragraph 2.2, each Participant may elect to have up to 100% of his Compensation (in whole percentages) for a Plan Year deferred and credited with earnings in accordance with the terms and conditions of the Plan. Deferrals of Compensation may be made solely from regular salary, solely from bonuses, or from both regular salary and bonuses, at the Participant's election.

2.2         Any Participant desiring to exercise an election under Paragraph
            2.1 shall notify the Committee of his deferral election. Such notice must be in writing, on a form provided by the Committee, and delivered to the Committee by such date as the Committee shall specify, but in no event later than the first day of the Plan Year quarter to which such election is to apply.

2.3 A deferral election shall be effective with respect to the entire Plan Year quarter to which it relates and may not be modified or terminated for that Plan Year quarter. If a Participant makes a deferral election for a Plan Year quarter and does not make a deferral election for the remaining Plan Year quarters, the deferral election in effect shall continue to be effective for the remaining Plan Year quarters.

2.4 Subject to Paragraphs 2.1 and 2.2, the Compensation otherwise payable to the Participant during the Plan Year shall be reduced by the amount of the





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            Participant's election under this Article H.  Such amounts shall be credited to the Participant's Deferred Compensation Account.

2.5 The Employer shall be authorized to make matching contributions to the Deferred Compensation Account of those Participants who make deferrals of Compensation pursuant to Paragraph 2.2. The Employer's annual matching contribution to the Plan shall be an amount equal to such percentage of the Participant's elective deferrals hereunder for the Plan year as may be properly determined by the Compensation Committee of the Board of Directors of the Employer for such Plan Year and applied uniformly with respect to those Participants entitled to receive this type of matching contribution.

                ARTICLE III - TRANSFER OF DEFERRALS AND MATCHING
                  CONTRIBUTIONS TO TAX-QUALIFIED SAVINGS PLAN

3.1 Each Plan Year, the plan administrator of the Tax-Qualified 401(k) Plan will make a determination as to the amount of deferrals allowable under that plan. Such determination shall be made as soon as practicable but in no event later than January 31 of the following calendar year.

3.2 Each Participant who has a deferral election in effect under this Plan may elect to have his maximum allowable amount, as determined under Paragraph 3.1, (not exceeding his deferrals under this Plan for the year) be transferred to the Tax-Qualified 401(k) Plan as an elective contribution. In no event will amounts constituting earnings be transferred to the Tax-Qualified 401(k) Plan.

3.3 To the extent the Employer makes matching contributions under Paragraph 2.5 of this Plan and to the extent the Tax-Qualified 401(k) Plan also provides for a matching contribution, a maximum allowable matching contribution amount, if any, shall be transferred from this Plan (if any) to the Tax-Qualified 401(k) Plan, to the extent permitted under the law and applicable regulations. Such amounts Any matching contributions not so transferred shall remain as part of the general assets under this Plan.

3.4 At the time a Participant makes his deferral election under Article II for a Plan Year, he also shall make the election referred to in Paragraph 3.2.

                      ARTICLE IV - PARTICIPANT'S INTEREST

No Participant or his designated Beneficiary shall acquire any property interest in his Deferred Compensation Account or any other assets of the Employer, their rights being limited to receiving from the Employer a deferred payment as set forth in this Plan and these rights being limited to receiving from the Employer a deferred payment as set forth in this Plan and these rights are conditioned upon continued compliance with the terms and





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conditions of this Plan.  To the extent that any Participant or Beneficiary acquires a right to receive benefits under this Plan, such right shall be no greater than the fight of any unsecured general creditor of the Employer.

                       ARTICLE V - CREDITING OF EARNINGS

5.1 There shall be credited to the Deferred Compensation Account of each Participant an additional amount of earnings (or losses) determined under this Article V.

5.2 Each Participant shall elect (in whole percentages) to have earnings (or losses) credited to his Deferred Compensation Account under one or more of the following investment elections:

            a)   Fountain Square Balanced Fund election;

            b)   Fountain Square U.S. Treasury Obligations Fund election;

            c)   Fidelity Growth Opportunities Fund election;

            d)   Fidelity Advisor Intermediate Term Bond Fund election;

            e)   Vanguard Index 500 Fund election;

            f)   Heartland Value Fund election; or

            g)   Studio Plus Hotels, Inc. Common Stock.

            Such an election must be in writing, on a form provided by the Committee, and delivered to the Committee prior to the beginning of a Plan Year quarter by such date as the Committee shall determine.

            An investment election shall be effective for the entire Plan Year quarter to which it relates and may not be modified or terminated for that Plan Year quarter. In the event that an investment election form is not received by the Committee by the date specified for elections for a particular Plan Year quarter for a Participant, the last investment election received by the Committee from the Participant shall remain in effect for that Plan Year quarter.

                           ARTICLE VI - PLAN BENEFITS

6.1 A Participant's rights to amounts deferred to his Deferred Compensation Account shall be nonforfeitable at all times, subject to the provisions of the Studio Plus Hotels, Inc. Rabbi Trust Agreement. A Participant's rights to matching contributions under this Plan shall become nonforfeitable in such manner and at





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            such time as is provided for matching contributions under the Tax
            Qualified 401(k) Plan.

6.2 (a) At the time a Participant makes his first deferral election under Article II of the Plan, he shall also elect to have the amounts represented by his Deferred Compensation Account paid in one of the following two forms commencing as soon as administratively feasible upon termination of his service with the
            Employer:

                 (1)      single lump sum payment, or

                 (2) approximately equal monthly installments to last not less than 12 months nor more than 120 months.

            If installment payments are in effect, the Participant's Deferred Compensation Account shall continue to be credited with earnings or losses under Article V until payment of the final installment and the Participant may continue to make such elections thereunder as are available to other Participants.

            (b) A Participant may change the election referred to in (a) above. Payment shall be made in accordance with any such changed election only if the Participant terminates service with the Employer at least two years following the date of the election. Otherwise, the payment shall be made in accordance with the election (if any) in effect immediately prior to the changed election.

            (c) If a Participant has no election concerning the form of benefit payment under this Paragraph 6.2 in effect at the time he terminates service with the Employer, payment shall be made in a single lump sum payment.

            (d) Elections shall be made in writing on a form provided by the Committee and shall be made in accordance with the rules established by the Committee.

            (e) To the extent that a Participant has earnings (or losses) credited to his Deferred Compensation Account based on the Studio Plus Hotels, Inc. stock election, such Participant shall have the right to receive any benefit payments in the form of whole shares of such Studio Plus Hotels, Inc. stock. Any fractional shares shall be paid in cash. Any expenses attributable to an election to take shares may be deducted from the Participant's Deferred Compensation Account.

6.3 (a) A Participant may withdraw all or a portion of this Deferred Compensation Account in the event of a hardship. A request for a hardship distribution shall be made to the Committee in the form of a written application. A hardship distribution shall only be made in the event of an unforeseeable emergency that would result in severe financial hardship to the Participant if hardship distributions





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            were not permitted.  Withdrawals of amounts because of an
            unforeseeable emergency shall only be permitted to the extent reasonably needed to satisfy the emergency needed.

            (b) For purposes of this Paragraph 6.4, an unforeseeable emergency is defined as severe financial hardship to the Participant resulting from a sudden and unexpected illness or accident of the Participant or a dependent of the Participant, imminent or actual loss of the Participant's property, or such other similar extraordinary and unforeseeable circumstances as may arise as a result of events beyond the control of the Participant. The circumstances that will constitute an unforeseeable emergency will depend upon the facts of each case, but, in any case, payment may not be made to the extent that such hardship is or may be relieved
            (i) through reimbursement or compensation by insurance or otherwise, or (ii) by liquidation of the Participant's assets, to the extent the liquidation of such assets would not itself cause severe financial hardship. The Committee shall have the sole and absolute authority for determining whether a hardship distribution shall be allowed and, if so, in what amount.

                              ARTICLE VII - DEATH

Upon the death of a Participant prior to commencement of payment under Article 6, the amounts represented by the Participant's Deferred Compensation Account, increased by any amounts due to be credited but not yet credited under Paragraph 2.5, shall be payable to the Participant's Beneficiary as soon as administratively feasible in a single lump sum distribution. If the Participant has already commenced receiving the amounts represented by the Participant's Deferred Compensation Account in the installment payment form, the installment payments shall continue to be paid to the Participant's Beneficiary.

                    ARTICLE VIII - PROHIBITION ON ALIENATION

Except as required by law, no right of the Participant or designated Beneficiary to receive payments under this Plan shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation or to execution, attachment, levy, or similar process or assignment by operation of law and any attempt, voluntary or involuntary, to effect any such action shall be null and void and of no effect.

                           ARTICLE IX - CONSTRUCTION

This Plan shall be construed under the laws of the Commonwealth of Kentucky. Article headings are for convenience only and shall not be considered as part of the terms and provisions of the Plan. The Committee shall have full power and authority to interpret, construe and administer this Plan.

                      ARTICLE X - CONSOLIDATION OR MERGER





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In the event that the Employer or any entity (resulting from any merger or consolidation or which shall be a purchaser or transferee so referred to) shall at any time be merged or consolidated into or with any other entity or entities, or in the event that substantially all of the assets of the Employer or any such entity shall be sold or otherwise transferred to another entity, the provisions of this Plan shall be binding upon and shall enure to the benefit of the continuing entity resulting from such merger or consolidation or the entity to which such assets shall be sold or transferred. Except as provided in the preceding sentence, this Plan shall not be assignable by the Employer or by any entity referred to in such preceding sentence.

                 ARTICLE XI - AMENDMENT OR TERMINATION OF PLAN

The Plan may be terminated at any time or amended in whole or in part from time to time by the Employer provided that no such termination or amendment may directly or indirectly reduce a Participant's Deferred Compensation Account (other than through a complete distribution thereof to the Participant (or his Beneficiary in the event of his death)); and any such amendment shall be binding on the Employer, Participant and designated Beneficiary. The Plan shall also terminate upon a Change in Control, as such term is defined in the Studio Plus Hotels, Inc. Rabbi Trust Agreement.

                          ARTICLE XII - MISCELLANEOUS

12.1 Neither this Agreement, nor any action of the Employer or the Committee, nor any election to defer Compensation and/or bonuses hereunder shall be held or construed to confer on any person any legal right to be continued as an employee of the Employer.

12.2 The Employer shall have the right to deduct from all payments any taxes required by law to be withheld with respect to any payments made under this Plan.





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IN WITNESS THEREOF, Studio Plus Hotels, Inc. has caused this Plan to be executed this 31 day of May, 1996.


ATTEST:                                    STUDIO PLUS HOTELS, INC.


/s/ James C. Baughman, Jr.                 By: William E. Anderson
---------------------------                   --------------------------
Chief Financial Officer                       Executive Vice President





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